Exhibit 10.4

SAVARA INC.
2024 OMNIBUS INCENTIVE PLAN

RESTRICTED STOCK UNIT AWARD

Savara Inc., a Delaware corporation (the "***Company***") hereby grants the following Restricted Stock Unit award pursuant to its 2024 Omnibus Incentive Plan (the "***Plan***"). The terms of the grant are set forth in the attached Restricted Stock Unit Award Agreement (the "***Agreement***").

<u>**NOTICE OF GRANT**</u>

Participant: [____]

Date of Grant: [____]

Number of Restricted Stock Units: [____]

Vesting: [____]

All vesting is dependent on the Participant continuing to be employed by, or provide services to, the Company, as provided herein, through the relevant vesting date, unless otherwise specified in the Agreement.

The above is a summary description of certain provisions of the Agreement and is not intended to be complete. In the event any aspect of this summary conflicts with the terms of the Agreement, the terms of the Agreement shall govern.

Savara Inc.

By:_____

Title:_____

I hereby accept the Restricted Stock Units described in the Agreement, and I agree to be bound by the terms of the Plan and the Agreement. I hereby further agree that all the decisions and determinations of the Committee shall be final and binding.

Participant:_____

Date:_____

Exhibit 10.4

SAVARA INC.
2024 OMNIBUS INCENTIVE PLAN

RESTRICTED STOCK UNIT AWARD AGREEMENT

This **RESTRICTED STOCK UNIT AWARD AGREEMENT** (the "*Agreement*"), dated as of date set forth on the Notice of Grant attached hereto (the "*Date of Grant*"), is delivered by Savara Inc., a Delaware corporation (the "*Company*") to the individual named on the Notice of Grant attached hereto (the "*Participant*").

RECITALS

A.   The Savara Inc. 2024 Omnibus Incentive Plan (the "*Plan*") provides for the grant of stock and stock-based awards with respect to shares of Common Stock of the Company, in accordance with the terms and conditions of the Plan. The Company has decided to make a Restricted Stock Unit award as an inducement for the Participant to promote the best interests of the Company and its stockholders.

B.   The terms and conditions of the Restricted Stock Units should be construed and interpreted in accordance with the terms and conditions of this Agreement and the Plan. Any term capitalized herein but not defined shall have the same meaning as set forth in the Plan. For purposes of this Agreement, "Company" shall mean the Company and any of its Subsidiaries where applicable.

NOW, THEREFORE, the parties to this Agreement, intending to be legally bound hereby, agree as follows:

1.   **Grant of Restricted Stock Units**. As of the Date of Grant, the Company hereby grants to the Participant an Award of the number of Restricted Stock Units as set forth on the Notice of Grant attached hereto, on the terms and conditions hereinafter provided. Each vested Restricted Stock Unit entitles the Participant to receive the one share of Common Stock, as described in Paragraph 2 below.

2.   **Vesting of Restricted Stock Units/Payment of Shares**.

(a)   The Restricted Stock Units shall vest according to the vesting schedule set forth on the Notice of Grant attached hereto, if the Participant continues to be employed by, or provide services to, the Company from the Date of Grant until the applicable vesting date (each, a "*Vesting Date*").

(b)   If and when the Restricted Stock Units vest, the Company will issue to the Participant one share of Common Stock for each whole Restricted Stock Unit that has vested, subject to satisfaction of the Participant's tax withholding obligations as described in Section 6 below. If the vesting schedule would produce fractional shares, the number of Restricted Stock Units that vest on the applicable Vesting Date shall be rounded down to the nearest share. The Restricted Stock Units shall cease to be outstanding upon such issuance of shares.

(c)   Unless otherwise provided in a Company-sponsored plan, policy or arrangement, or any agreement to which the Company is a party, the Participant shall forfeit the unvested Restricted Stock Units in the event the Participant ceases to be employed by, or provide services to, the Company (or one of its Subsidiaries) prior to the Vesting Date due to a termination by the Company for Cause or a resignation by the Participant for any reason.

(d)   Notwithstanding the foregoing, if the Participant is terminated without Cause (other than due to the Participant's death or Disability) or due to a resignation for Good Reason, in either case within twenty-four (24) months following a Change of Control, the unvested portion of the Restricted Stock Units shall accelerate and vest as of the Participant's date of termination.

(e)   For the purposes of this Agreement, "***Disability***" shall mean any physical or mental impairment which qualifies the Participant for disability benefits under the applicable long-term disability plan maintained by the Company or, if no such plan applies, which would qualify the Participant for disability benefits under the Federal Social Security System.

(f)   For the purposes of this Agreement, "***Good Reason***" shall mean in each case without the Participant's explicit written consent, which the Participant may withhold or provide in the Participant's sole and absolute discretion, (i) a reduction by the Company or an affiliate or a successor company (or a subsidiary or parent thereof) of more than 10% in the Participant's rate of annual base salary as in effect immediately prior to such Change of Control; (ii) a reduction by the Company or an affiliate or a successor company (or a subsidiary or parent thereof) of more than 10% of the Participant's individual annual target or bonus opportunity, except under circumstances where the Company or the affiliate or the successor company (or a subsidiary or parent thereof) implement changes to the bonus structure of similarly situated employees, including but not limited to changes to the bonus structure designed to integrate the Company's or the affiliate's personnel with other personnel of the successor company (or a subsidiary or parent thereof); (iii) a change in position that materially reduces the Participant's level of responsibility, including the level of person to whom the Participant reports; or (iv) a relocation following the Change of Control of the Participant's primary office location (A) by more than 50 miles or (B) that would reasonably be expected to increase the Participant's commute such that the Participant's total (i.e., round-trip) commute would reasonably be expected to increase by more than one hour per day; provided, however, that no such occurrence shall constitute Good Reason unless (x) the Participant gives the Company a written notice of termination for Good Reason not more than 30 days after the initial existence of the condition, (y) the grounds for termination (if susceptible to correction) are not corrected by the Company within 30 days of its receipt of such notice, and (z) the Participant's termination of employment occurs within 90 days following the Company's receipt of such notice.

3.   **Non-Transferability**. The Restricted Stock Units may not, prior to vesting, be assigned, alienated, attached, sold or transferred, pledged or otherwise disposed or encumbered by the Participant, other than by will or by the laws of descent and distribution. Any attempt to assign, transfer, pledge or otherwise dispose of the Restricted Stock Units contrary to the provisions hereof, and the levy of any execution, attachment or similar process upon the Award, shall be null, void and without effect; *provided, however,* that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. The Participant may designate a beneficiary, on a form supplied by the Committee, who may possess

all rights with respect to the Award in the event of the Participant's death. No such permitted transfer of the Award to heirs or legatees of the Participant shall be effective to bind the Company unless the Committee shall have been furnished with written notice thereof and a copy of such evidence as the Committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions hereof.

4.   **Delivery Subject to Legal Requirements; Securities Laws**. The obligation of the Company to deliver stock shall be subject to the condition that if at any time the Board shall determine in its discretion that the listing, registration or qualification of the shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issue of shares, the shares may not be issued in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board. The issuance of shares to the Participant pursuant to this Agreement is subject to any applicable taxes and other laws or regulations of the United States or of any state having jurisdiction thereof. Upon the issuance, vesting or delivery of any shares related to the Award, the Participant will make or enter into such written representations, warranties and agreements as the Company may reasonably request in order to comply with applicable securities laws or with this Agreement.

5.   **No Rights as a Stockholder Prior to Settlement**. The Participant shall have no rights as a stockholder with respect to any shares of Common Stock represented by the Restricted Stock Units until the date of issuance of the shares of Common Stock (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), if applicable. Except as otherwise required by the Plan, no adjustment shall be made for dividends, distributions, or other rights for which the record date is prior to the date, if any, that shares of Common Stock are issued.

6.   **Withholding**. The Company shall be entitled to require a cash payment by or on behalf of the Participant and/or to deduct from other compensation payable to the Participant any sums required by federal, state or local tax law to be withheld with respect to the vesting of any Restricted Stock Units. Alternatively, the Participant or other person in whom the Restricted Stock Units vest may irrevocably elect, in such manner and at such time or times prior to any applicable tax date as may be permitted or required under Section 15 of the Plan and rules established by the Administrator, to have the Company withhold and reacquire shares subject to the Restricted Stock Units at their fair market value at the time of vesting to satisfy any withholding obligations of the Company with respect to such vesting; provided, however, that the number of such shares of Common Stock so withheld shall not exceed the amount necessary to satisfy the Company's required tax withholding obligations up to the maximum statutory withholding rates for federal, state, local and foreign tax purposes, including payroll taxes, that are applicable to supplemental taxable income. Any election to have shares so held back and reacquired shall be subject to such rules and procedures, which may include prior approval of the Committee, as the Committee may impose.

7.   **Adjustments; Change of Control**. The provisions of the Plan applicable to adjustments (as described in Section 10 of the Plan) or other corporate transaction, including a Change of Control (as described in Section 11 of the Plan), shall apply to the Restricted Stock Units.

8.   **Grant Subject to Plan Provisions**. This grant is made pursuant to the Plan, the terms of which are incorporated herein by reference, and in all respects shall be interpreted in accordance with the Plan. The Award of Restricted Stock Units is subject to interpretations, regulations and determinations concerning the Plan established from time to time by the Committee in accordance with the provisions of the Plan. The Committee shall have the authority to interpret and construe the Award of Restricted Stock Units pursuant to the terms of the Plan, and its decisions shall be conclusive as to any questions arising hereunder.

9.   **No Employment or Other Rights**. The grant of the Restricted Stock Units shall not confer upon the Participant any right to be retained by or in the employ or service of the Company and shall not interfere in any way with the right of the Company to terminate the Participant's employment or service at any time. The right of the Company (or any of its Subsidiaries) to terminate at will the Participant's employment or service at any time for any reason is specifically reserved.

10.   **Clawback**. In accepting the grant of Restricted Stock Units, the Participant agrees to be bound by any clawback policy that the Company may currently have in place or may adopt in the future.

11.   **Successors**. The rights and protections of the Company hereunder shall extend to any successors or assigns of the Company and to the Company's parents, Subsidiaries, and affiliates. This Agreement may be assigned by the Company without the Participant's consent.

12.   **Applicable Law**. The validity, construction, interpretation and effect of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof.

13.   **Notice**. Any notice to the Company provided for in this Agreement shall be addressed to the Company in care of the Committee, and any notice to the Participant shall be addressed to such Participant at the current address shown on the payroll of the Company, or to such other address as the Participant may designate to the Company in writing. Any notice shall be delivered by hand, sent by telecopy or enclosed in a properly sealed envelope addressed as stated above, deposited, postage prepaid, in a post office regularly maintained by the United States Postal Service.

14.   **Section 409A**. This Agreement and the Restricted Stock Units granted hereunder are intended to fit within the "short-term deferral" exemption from Section 409A of the Code, as set forth in Treasury Regulation Section 1.409A-1(b)(4) or any successor provision, or to comply with, or otherwise be exempt from, Section 409A of the Code. This Agreement and the Restricted Stock Units shall be administered, interpreted and construed in a manner consistent with Section 409A of the Code. Each amount payable under this Agreement is designated as a separate identified payment for purposes of Section 409A of the Code.

15.   **Counterparts**. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Facsimile or other electronic

transmission of any signed original document or retransmission of any signed facsimile or other electronic transmission will be deemed the same as delivery of an original.

16.   **Complete Agreement**. Except as otherwise provided for herein, this Agreement and those agreements and documents expressly referred to herein embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. The terms of this Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of the Participant.

17.   **Committee Authority**. By entering into this Agreement the Participant agrees and acknowledges that all decisions and determinations of the Committee shall be final and binding on the Participant, his or her beneficiaries and any other person having or claiming an interest in the Award.